Filed Pursuant to Rule 433

Registration Statement No. 333-236491

Pricing Term Sheet

March 4, 2020

eBay Inc.

$500,000,000 1.900% Notes due 2025

$500,000,000 2.700% Notes due 2030

Pricing Term Sheet

This pricing term sheet supplements, and should be read in conjunction with, eBay Inc.’s preliminary prospectus supplement dated March 4, 2020 (the “Preliminary Prospectus Supplement”) and accompanying prospectus dated February 18, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	eBay Inc. (the “Company”)

Securities:

1.900% Notes due 2025 (the “2025 Notes”)

2.700% Notes due 2030 (the “2030 Notes”)

The 2025 Notes and the 2030 Notes (collectively, the “Notes”) will each constitute a separate “series” of the Company’s debt securities under the indenture governing the Notes.

Security Type:	Senior unsecured notes

Principal Amount:	2025 Notes: $500,000,000 2030 Notes: $500,000,000

Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by S&P Global Ratings BBB (stable) by Fitch Ratings, Inc.

Trade Date:	March 4, 2020

Settlement Date:	March 11, 2020 (T+5)

Maturity Date:	2025 Notes: March 11, 2025 2030 Notes: March 11, 2030

Interest Payment Dates:	2025 Notes: March 11 and September 11 of each year, commencing on September 11, 2020 2030 Notes: March 11 and September 11 of each year, commencing on September 11, 2020

*

The credit ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other securities rating.

Coupon (Interest Rate):	2025 Notes: 1.900% per year, accruing from March 11, 2020 2030 Notes: 2.700% per year, accruing from March 11, 2020

Benchmark Treasury:	2025 Notes: 1.125% due February 28, 2025 2030 Notes: 1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	2025 Notes: 101-27 1⁄4; 0.746% 2030 Notes: 104-17+; 1.018%

Spread to Benchmark Treasury:	2025 Notes: 120 basis points 2030 Notes: 170 basis points

Yield to Maturity:	2025 Notes: 1.946% 2030 Notes: 2.718%

Price to Public:	2025 Notes: 99.782% of the Principal Amount, plus accrued interest, if any 2030 Notes: 99.843% of the Principal Amount, plus accrued interest, if any

Redemption Provisions:

The 2025 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, prior to February 11, 2025 (the “2025 Notes Par Call Date”), and the 2030 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, prior to December 11, 2029 (the “2030 Notes Par Call Date;” the 2025 Notes Par Call Date and the 2030 Notes Par Call Date are hereinafter sometimes called, individually, a “Par Call Date”), in each case at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of the applicable series to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes of such series to be redeemed (exclusive of accrued and unpaid interest to the applicable redemption date) that would be due if the Notes of such series matured on the Par Call Date for the Notes of such series, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the 2025 Notes or 30 basis points in the case of the 2030 Notes, plus, in the case of both clauses (i) and (ii) above, accrued and unpaid interest, if any, on the principal amount of the Notes of such series being redeemed to such redemption date.

The 2025 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, on and after the 2025 Notes Par Call Date, and the 2030 Notes are redeemable at the Company’s option, at any time in whole or from time to time in part, on and after the 2030 Notes Par Call Date, in each case at a redemption price equal to 100% of the principal amount of the Notes of the applicable series to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the Notes of such series being redeemed to the applicable redemption date.

For additional information, including the definition of “Treasury Rate” and other relevant terms, see “Description of Notes – Optional Redemption” in the Preliminary Prospectus Supplement.

Change of Control Triggering Event:	If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to the Notes of any series, the Company will be required, subject to certain exceptions, to offer to repurchase the Notes of such series at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the applicable Change of Control Payment Date (as defined in the Preliminary Prospectus Supplement). The provisions of the Notes of each series that may require us to offer to purchase Notes of such series upon the occurrence of a Change of Control Triggering Event with respect to the Notes of such series, and what constitutes a Change of Control Triggering Event with respect to the Notes of any series, are subject to important exceptions and limitations and you should carefully review the information appearing under the headings “Risk Factors” and “Description of Notes—Change of Control Triggering Event” in the Preliminary Prospectus Supplement for additional information and for the definitions of “Change of Control Triggering Event,” “Change of Control Payment Date” and other relevant terms.

CUSIP / ISIN:	2025 Notes: 278642 AV5 / US278642AV58 2030 Notes: 278642 AW3 / US278642AW32

Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Standard Chartered Bank

The issuer has filed a registration statement (including a prospectus) and preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC that are incorporated by reference or deemed to be incorporated by reference in such prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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